SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
211

11017801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005-2401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IAN WARREN +44 207 862 0295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MORE LONDON PLACE (Address), LONDON (City), (State) SE1 2AF U.K. (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/11

OATH OR AFFIRMATION

I, WILLIAM RHYS ROGERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO FINANCIAL MARKETS LLC, as of FEBRUARY 24, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

London, England
24th February 2011

Signature

HEAD OF SALES/C.C.O.
Title

Notary Public

Notary Public London, England
(RUTH M. CAMPBELL)
My Commission Expires with Life

CHEESWRIGHTS
NOTARIES PUBLIC
Bankside House, 107 Leadenhall Street,
London EC3A 4AF
Telephone: 020 7623 9477
Facsimile: 020 7623 5428

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

MAKO FINANCIAL MARKETS, L.L.C.

Year Ended December 31, 2010
with Report of Independent Registered Public Accounting Firm

Mako Financial Markets, L.L.C.

CONTENTS

December 31, 2010

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mako Financial Markets, L.L.C.

We have audited the accompanying statement of financial condition of Mako Financial Markets, L.L.C. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mako Financial Markets, L.L.C. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
Independent Registered Public Accounting Firm
London
24 FEB 2011

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

		USD '000s
ASSETS		
Cash	$	396
Receivable from clearing broker		732
Brokerage receivable, net		264
Other assets		137
Amounts due from affiliates		59
Total assets	$	**1,588**
LIABILITIES AND MEMBER'S CAPITAL		
Brokerage payable	$	18
Other liabilities and accrued expenses		122
Amounts due to affiliates		150
Total liabilities		**290**
Member's capital		1,298
Total liabilities and member's capital	$	**1,588**

The accompanying notes are an integral part of this document.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2010

NOTE A - GENERAL BUSINESS

Mako Financial Markets, L.L.C. (the "Company"), a Delaware limited liability company formed on 19 July 2001, is a broker-dealer registered with the Securities Exchange Commission and with the Commodity Futures Trading Commission (''CFTC''). Its self regulatory organization is with the Financial Regulatory Authority (FINRA).

During the year the Company was wholly owned by Mako Global Derivatives Executives, L.L.P. (the "Parent"), which is part of the Mako Group of Companies.

The Company's operations consists of brokering activities, primarily in United States markets, in futures, options on equities and indexes and options on futures instruments. The Company's clients primarily comprise institutional and proprietary trading businesses.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition is expressed in US dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Commission income is recognized on an accrual basis, based on the trade date of the transaction. These are recognized net of rebates, if any.

General and Administrative

The Company receives services from Mako Europe Limited, part of the Mako Group, including use of assets and leased premises. Services are recharged through a fixed monthly fee set annually, based on floor space occupied, cost of utilities consumed and services provided by Mako Group functions.

Property and Equipment

Fixed assets, which are comprised primarily of fixtures and fittings, are recorded at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method. Property and equipment amounting to $36,500 is fully depreciated but remains in use by the Company.

Due to/ from Clearing Broker

Amounts receivable and payable to clearing brokers represent cash held at the clearing broker as a security deposit or cash owed to the clearing broker. Amounts due to or from clearing broker also includes margin balances on which interest is charged on an accruals basis.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The operations of the Company will be included in the taxable income of the sole member and, accordingly, no provision for Federal, state or local income taxes is recorded in the financial statements, since the Company is not subject to Federal, State or local income taxes.

Under US tax sharing agreements; the Company is disregarded for Federal income tax purposes. This arrangement exists within the Mako Group such that all income and deductions from each member are reported at the Parent level. For the year ended December 31, 2010 the Group did not incur any US taxable income and as such the Company did not recognize any tax liability.

Clearing Agent

Customer securities transactions are cleared on behalf of the Company by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Company has agreed to indemnify the clearing broker for any losses sustained in respect of trading activities of the Company's customers. All customer transactions outstanding at December 31, 2010 settled without adverse effect on the Company's financial activities.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while related revenues and expenses are translated at the exchange rate ruling at the month end date when the transaction was undertaken. Gains and losses resulting from foreign currency transactions are included in the statement of operations.

Brokerage Receivable and Payable

Brokerage receivable represents commission receivable from the Company's clients for trades arranged. Brokerage commission receivables are shown net of provisions for doubtful debts of $35,000. A full provision for doubtful debts is taken on all debts over six months old. Interest is not charged on old debts. Brokerage payable represents commission payable to other brokers for trades arranged through them.

Fair Value of Financial Instruments

The amounts reported on the statement of financial condition for cash, brokerage receivable, receivables from clearing brokers, brokerage payable and other liabilities and accrued expenses and amounts due to and from affiliates are carried at contractual amounts which approximate fair value due to their short term nature.

NOTE C – MEMBER'S CAPITAL

The Company issued 100% of its ownership interest to the Parent. The Parent's liability is limited to the value of Member's Capital contributed. During the year ended December 31 2010, the Parent withdrew $32,000 of capital from the Company.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Company is subject to the SEC's net capital Rule 15c 3-1 and CFTC Regulation 1.17 which requires the maintenance of a minimum net capital of the greater of 6 2/3 % of aggregated indebtedness or $45,000. Net capital changes from day to day, but at December 31, 2010, the Company had net capital of $822,000, which exceeded the Company's minimum requirement of $45,000 by $777,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other limitation provisions of the SEC and other regulatory bodies.

The Company is exempt from SEC Rule 15c 3-3 under provision (k) (2) (ii) of that rule.

NOTE E - RELATED PARTIES

The Company has an agreement that recharges direct expenses to the Company from the Mako Group for services rendered. During the year the Company paid expenses recharged by Mako Group of $252,000. In addition the Company has an informal intercompany revenue sharing agreement with Mako Group. During the year $280,000 was received in respect of this agreement.

At December 31, 2010 the Company has amounts due from affiliates of $59,000, all of which is due in respect of commission income charged during the year. The Company also had amounts due to affiliates of $150,000 received to fund the operations of the Company. The amount due to affiliates was paid subsequent to December 31, 2010.

NOTE F - 401(k) PLAN AND OVERSEAS PLAN

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan. Participants of the plan are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar (up to prescribed Internal Revenue Service (IRS) limits).

NOTE G – FAIR VALUE MEASUREMENT

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Fair Value Measurements ("ASC 820"). Effective 1 January 2008, the Company has adopted ASC 820.

In accordance with FASB ASC 820, financial instruments will be categorised in the financial statements, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company did not have any financial instruments to measure at fair value as of December 31, 2010. The Company did not have any significant movements between level 1, level 2 or level 3 assets or into or out of level 3 assets during the year ended December 31, 2010.

NOTE H – CREDIT RISK

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

There is no geographical or counterparty concentration risk. The maximum credit risk is represented by brokerage receivable (net of provision) and cash and cash equivalents. All brokerage transactions are settled through a clearing broker on a 'delivery versus payment' basis, as a result there is limited settlement risk.

NOTE I – UNCERTAIN TAX POSITIONS

In accordance with FASB ASC 740-10, the Company is required to perform an evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense. An update to FASB ASC 740-10 became effective during the prior financial reporting period. Upon adoption of this update we identified no uncertain tax positions that have not met the more-likely-than-not standard.

NOTE J – SUBSEQUENT EVENTS

Subsequent to December 31, 2010 the partners of Mako Global Derivatives Executives, L.L.P. have discussed their intention to close the operations of the Company. The Company has notified FINRA and CFTC of its intention to cease operations and deregister from their regulation in the near future. There is no impact on the presentation of these financial statements. The costs of the Company ceasing operations will be borne by other Mako Group companies.